Exhibit 5
Commonwealth Bank Strategy
Our Vision
To be Australia’s finest financial services organisation through excelling in customer service
Announced in March 2006, our strategy will enable us to achieve our vision: to be Australia’s finest financial services organisation through excelling in customer service. We believe that success with our people will lead to success with our customers and – in turn – benefits for our shareholders. We also believe in being active contributors to the local communities in which we operate. Our success in achieving our vision will be gauged by:
•	Improvements in our people and customer service metrics;

•	Returns for shareholders; and

•	The strength of our reputation.
The strategy focuses on four key priorities to lift business performance and growth: Customer Service; Business Banking; Technology and Operational Excellence; and Trust and Team Spirit.
In addition to these priorities, the Bank will continue to consider growth opportunities in selected markets, including opportunities to expand offshore.
Customer Service
Customer service is the Bank’s top strategic priority. Our aim is for customers to have a positive connection with the Bank, and to experience staff as knowledgeable, proactive and friendly. We want our customers to become our advocates, reflecting the service they experience. Although more than 60 per cent of customers tell us they are satisfied with our service, we want to improve the service we offer and the consistency with which we offer it relative to our peers. We will do this by:
•	Reinvigorating our Sales and Service program across the Group;
•	Improving customer engagement by further investing in our people;
•	Ensuring the Bank is easy to do business with by fulfilling simple requests at point of sale using our CommSee customer management system; and
•	Providing value-for-money products and services.
Business Banking
Currently the Bank is underweight in terms of its share of this growing market segment. We plan to enhance our business banking market position and offer customers more convenient and responsive service by:
•	Extending CommSee to help our people serve business banking customers;
•	Providing CommBiz, a comprehensive, state-of-the-art, on-line business banking services for our customers;
•	Expanding our business banking footprint by offering business banking services in more retail branches; and
•	Providing a simple, more responsive approach to credit approval (including management).
Technology & Operational Excellence
Information technology will be managed as a Group-wide resource to ensure consistent delivery and increased efficiency, and to maximise our scale advantages. Initiatives include:
•	Providing a Group-wide leadership model for IT;
•	Leveraging IT capabilities and expertise to revitalise systems and processes;
•	Implementing smarter sourcing; and
•	Continuing to develop lean and efficient processes.
Trust & Team Spirit
Improving trust and team spirit goes to the heart of engaging our people to excel in customer service. Actions to increase trust and team spirit include:
•	Creating stronger leadership and building effective relationships and collaboration;
•	Focusing on developing our people through continued investment in talent management, rotation programs and mentoring;
•	Focusing on the safety and wellbeing of our people; and
•	An increased focus on community involvement.
Progress and Momentum
The Bank’s reach is unmatched by any of its Australian banking peers. We have a relationship with 45 per cent of Australians as well as many of Australia’s leading companies and smaller businesses. We also have the largest and most convenient distribution network of any Australian bank, together with market-leading portfolios across most product lines. Given these strengths, the pursuit of our four key strategic priorities will provide significant opportunities for the future.
Momentum in achieving our strategic priorities is strong and recent examples include:
•	Commenced line management embedding of the Sales and Service methodology;
•	New approach to measuring customer service to provide stronger alignment to customer needs and focusing on advocacy across all segments;
•	Increased access to our branch network through extended trading hours at 65 of our busiest branches;
•	Product and pricing reviewed to be more competitive, includes low rate credit card, reduced NetBank fees and review of Streamline account fees;
•	Reorganised, restructured to provide stronger focus on business banking and corporate customer segments;
•	Extending the business banking footprint to include business bankers in branches, with pilots successfully completed in the Sunshine coast;
•	Realigned IT reporting to establish single point accountability for all technology spend and strategy;
•	Progressively transitioning to a multi-vendor approach to technology suppliers;
•	Continued progress in building the Bank’s centralised approach to purchasing, using technology and strategic sourcing to leverage the Bank’s purchasing power; and
•	Supporting our people through the introduction of a ‘well being’ package, which includes childcare support, and a variety of wellbeing support programs.